UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 12b-25	SEC FILE NUMBER 000-31497
NOTIFICATION OF LATE FILING	CUSIP NUMBER 16944B 100

(Check one):	Form 10-K	Form 20-F	Form 11-K	√	Form 10-Q	Form 10-D	Form N-SAR	Form N-CSR

For Period Ended:

Transition Report on Form 10-K

Transition Report on Form 20-F

Transition Report on Form 11-K

Transition Report on Form 10-Q

Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

CHINA LOGISTICS GROUP, INC.
Full Name of Registrant

not applicable.
Former Name if Applicable

7300 Alhondra Boulevard, Suite 108
Address of Principal Executive Office (Street and Number)
Paramount, CA 90723
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D,or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

X

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra Sheets if Needed)

The Registrant has previously announced on October 13, 2008 its intent to restate its financial statements for the year ended December 31, 2007 as well as for the three and six months ended June 30, 2008  (the “Prior Period Financial Statements”) to apply reverse acquisition accounting to the transaction with Shandong Jiajia International Freight & Forwarding Co., Ltd. and it requires additional time to complete the Prior Period Financial Statements as well as its evaluation of previous transactions undertaken by prior management to determine the impact, if any, on its financial statements for the quarter ended September 30, 2008.  For these reasons, the Registrant could not complete the filing of its Quarterly Report on Form 10-Q for the quarter ended September 30, 2008, and such delay could not be eliminated by Registrant without unreasonable effort and expense.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Wei Chen	562	408-3888
	(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes			X	No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes			X	No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made. SEE ATTACHMENT

CHINA LOGISTICS GROUP, INC.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	November 14, 2008	By:	/s/ Wei Chen
Wei Chen, CEO and President

Part IV - Other Information

Supplemental response to question 3.

As described elsewhere herein, the registrant announced on October 13, 2008 its intent to restate its financial statements for the year ended December 31, 2007 as well as for the three and six months ended June 30, 2008  (the “Prior Period Financial Statements”) to apply reverse acquisition accounting to the transaction with Shandong Jiajia International Freight & Forwarding Co., Ltd.  This restatement will change the operating results in the prior periods covered by such financial statements. The Registrant is also evaluating previous transactions undertaken by prior management.  Depending upon the result of this evaluation, the Registrant may make additional restatements to its financial statements in prior periods.  As the restatement has not been completed nor has the Registrant completed the evaluation of the earlier transactions it is unable at this time to make a reasonable estimate as to the scope of the change in operating results for the period ended September 30, 2008 from the corresponding period ended September 30, 2007.